UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

SCHEDULE 14F-1

___________________________________

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

GREENROCK VENTURES, INC.

(Exact name of registrant as specified in its corporate charter)

000-53689

 (Commission File No.)

Delaware
(State of Incorporation)	(IRS Employer Identification No.)

c/o William Tay

2000 Hamilton Street, # 943

Philadelphia, PA 19130

(Address of principal executive offices)

(917) 591-2648

(Registrant’s telephone number)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

____________________________________________________________________________

GREENROCK VENTURES, INC.

c/o William Tay

2000 Hamilton Street, # 943

Philadelphia, PA 19130

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about August 9, 2010, to the holders of record at the close of business on August 9, 2010 (the “Record Date”) of the common shares, par value $0.0001 per share (“Common Shares”) of Greenrock Ventures, Inc., a Delaware corporation (“Greenrock Ventures”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”), as contemplated by a stock purchase agreement, dated July 26, 2010 (the “Stock Purchase Agreement”), by and among Greenrock Ventures, William Tay, acting in both his capacity as the Chief Executive Officer of Greenrock Ventures, Pure Wind Energy Investments Limited, a Cyprus corporation (“Pure Wind Energy”), Colierna Investments LTD, a Cyprus corporation (“Colierna Investments”) and Carat Consulting & Trading Limited, a United Kingdom corporation (“Carat Consulting”) (hereinafter referred to as ( the “Parties”); except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Greenrock Ventures.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

On the Record Date, 31,340,000 Common Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On July 26, 2010, William Tay, the sole shareholder of Greenrock Ventures entered into a Stock Purchase Agreement with Pure Wind Energy, Colierna Investments and Carat Consulting. Pursuant to the Agreement, William Tay transferred to Pure Wind Energy 21,718,620 shares of our common stock, 6,205,320 shares of our common stock to Colierna Investments and 3,102,660 shares of common stock to Carat Consulting, which represents 99% of our issued and outstanding shares in consideration of $60,000.  The signing of the Stock Purchase Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date, William Tay submitted his resignation from our Board of Directors and appointed Mr. Andriy Zinchuk to our Board of Directors.  Mr. Tay’s resignation and the appointment of Mr. Andriy Zinchuk will become effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed as Exhibit 10.1 to this Schedule 14f-1 Information Statement and is incorporated herein by reference.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares of our common stock immediately following execution of the Stock Purchase Agreement by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

Title of Class	Name of Beneficial Owner of Shares (1)	Position	Amount of shares held by Owner	Percent of Class (2)

Common	Nataliia Martynenko (3)		21,718,620	69.3%
Common	Pure Wind Energy Investments Limited		21,718,620	69.3%
Common	Panagiotis Georgiou (4)		6,205,320	19.8%
Common	Colierna Investments LTD		6,205,320	19.8%
Common	Oleksandr Bieliaiev (5)		3,102,660	9.9%
Common	Carat Consulting & Trading Limited		3,102,660	9.9%
Common	Mr. Andriy Zinchuk	Chief Executive Officer, President, Secretary, Treasurer and Director	0	0%
All Executive Officers, Directors as a Group (1 person)				0%

(1)

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days.  Accordingly, the numbers assume a closing has occurred.

(2)	The percentages listed in the percent of class column are based upon 31,340,000 issued and outstanding shares of Common Stock of Greenrock Ventures, Inc.
(3)

Nataliia Martynenko is the sole officer and director and controlling stockholder of Pure Wind Energy Investments Limited and may be deemed the beneficial owner of the shares of the Company's Common Stock owned by it.

(4)

Panagiotis Georgiou is the sole officer and director and controlling stockholder of Colierna Investments LTD and may be deemed the beneficial owner of the shares of the Company's Common Stock owned by it.

(5)

Oleksandr Bieliaiev is the sole officer and director and controlling stockholder of Carat Consulting & Trading Limited and may be deemed the beneficial owner of the shares of the Company's Common Stock owned by it.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Stock Purchase Agreement, our Board of Directors consisted of one member, William Tay, who was elected to serve until his successor is duly elected and qualified.  Mr. Tay has submitted letters of resignation and Mr. Andriy Zinchuk has been appointed to our Board of Directors. Mr. Tay’s resignation and the appointment of Mr. Andriy Zinchuk will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	AGE	POSITION
Andriy Zinchuk (1)	21	Chief Executive Officer and Director
William Tay (2)	39	Director

(1)

Will become a director on the Effective Date.

(2)

Former Chief Executive Officer prior to August 9, 2010 and current director until the Effective Date.

Mr. Andriy Zinchuk.

Mr. Andriy Zinchuk, age 21, was born in Lutsk, Ukraine on August 21, 1989. His business experience and educational background are as follows:

Ltd. "Osnova" (Kyiv, Ukraine 2010 - Present)

Position: Economist

Ltd. "Western Sugar Group" (Lutsk, Ukraine 2010)

Position: CEO assistant, Intern

Volyn State Administration, Department of International Cooperation and European Integration (Lutsk, Ukraine 2010)

Position: Intern, Volunteer

Parliament of Canada, Conservative Party (Ottawa, Canada 2009),

Position: Assistant to M.P. Patrick Brown, Intern

Consulate General of Ukraine,

Canada-Ukraine Trade and Economic Mission (Toronto, Canada 2009)

Position: Assistant to Head of Trade and Economic Mission of Ukraine to Canada, Intern

Radio Show “4 Wave – Sunday” (Vancouver 2009)

Position: Producer, Host

Radio Vera (Vancouver 2009)

Position: Host

Western - Ukrainian Socio Center (Marketing Research Company, Ukraine, 2006-2007)

Position: Manager.

Educational Background:

British Columbia Institute of Technology, Canada 2009, School of Business, Business Administration Program

Ternopil National Economy University, Ukraine 2006 – Present, Ukrainian – Dutch Faculty of Economy and Management,

Bachelor in Management of Foreign Economic Activities Program, Lutsk Specialized School #1, Ukraine 1995- 2006  Foreign languages specialization

Mr. William Tay.

William Tay, age 39, has been the President, Chief Financial Officer, Secretary and Director of Greenrock Ventures, Inc., a Delaware corporation, since its inception on February 9, 2009.

For the past five years, Mr. Tay has been a business consultant, specializing in corporate and securities consulting services for small to medium sized entrepreneurial companies.

Mr. Tay has years of experience in starting new enterprises; having spent the last 10 years in forming many companies and providing consulting services to a variety of businesses. He has experience in business reorganizations and cross border business transactions.

Mr. Tay has also been involved in rehabilitating dormant shell companies in the past for sale to or acquisition by target companies. Prior to that, Mr. Tay was a licensed National Association of Securities Dealers (NASD) Series 7 Registered Representative, with several broker/dealer firms in New York.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

We do not have any transactions with related persons.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

•

the risks, costs and benefits to us;

•

the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•

the terms of the transaction;

•

the availability of other sources for comparable services or products; and

•

the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse him or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2009, our Board of Directors did not meet. We did not hold an annual meeting in 2009.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believe that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exist requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The Company’s executive officers did not receive any compensation or other remuneration in their capacity as such during the year ended December 31, 2009.

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended December 31, 2009.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at December 31, 2009. No equity awards were made during the fiscal year ended December 31, 2009.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor were any restricted stock held by such executive officers vested during the fiscal year ended December 31, 2009.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended December 31, 2009.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended December 31, 2009.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended December 31, 2009.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2010 we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers; however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Greenrock Ventures, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 9, 2010

Greenrock Ventures, Inc.

/s/ William Tay
William Tay
Chief Executive Officer and President

Exhibit 10.1

STOCK PURCHASE AGREEMENT

Dated as of July 26, 2010

By and Among

Pure Wind Energy Investments Limited

and

Colierna Investments LTD

and

Carat Consulting & Trading Limited

and

William Tay

and

Greenrock Ventures, Inc.

STOCK PURCHASE AGREEMENT

This stock purchase agreement ("Agreement"), dated as of July 26, 2010, is entered into by and among Greenrock Ventures, Inc. ("Greenrock Ventures" or the "Company") and William Tay, (the "Seller"), and Pure Wind Energy Investments Limited, a Cyprus corporation ("Pure Wind Energy Investments"), Colierna Investments LTD, a Cyprus corporation ("Colierna Investments"), and Carat Consulting & Trading Limited, a United Kingdom corporation (“Carat Consulting”) (collectively the "Purchasers" and together with the Company and the Seller, the "Parties").

WITNESSETH:

WHEREAS, the Seller, is a shareholder of Greenrock Ventures, a corporation organized and existing under the laws of the State of Delaware, who own and/or control in the aggregate 31,340,000 shares of the Company, which represents 100% of the issued and outstanding common shares of the Company; and

WHEREAS, the Purchasers desires to acquire 31,026,600 of such shares of the Company from the Seller, which constitutes 99% of the Company’s issued and outstanding shares as of the date of this Agreement and the Seller desires to sell such Shares upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and of the covenants, representations, warranties and agreements herein contained, the Parties have reached the following agreement with respect to the sale by the Seller of such common stock of the Company to the Purchasers:

SECTION I. CONSTRUCTION AND INTERPRETATION

1.1. Principles of Construction.

(a) All references to Articles, Sections, subsections and Appendixes are to Articles, Sections, subsections and Appendixes in or to this Agreement unless otherwise specified. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term "including" is not limiting and means "including without limitations."

(b) In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including;" the words "to" and "until" each mean "to but excluding;" and the word "through" means "to and including."

(c) Wherever in this Agreement the intent so requires, reference to the neuter, masculine or feminine shall be deemed to include each of the other, and reference to either the singular or the plural shall be deemed to include the other.

SECTION 2. THE TRANSACTION

2.1. Purchase Price.

The Seller hereby agree to sell to the Purchasers, and the Purchasers, in reliance on the representations and warranties contained herein, and subject to the terms and conditions of this Agreement, agrees to purchase from the Seller 31,026,600 common shares of the capital stock of Greenrock Ventures (the "Acquired Shares") for a total purchase price of US$60,000 (the "Purchase Price"), payable in full to the Seller according to the terms of this Agreement, in United States currency as directed by the Seller at Closing.

2.2. Transfer of Shares and Terms of Payment.

In consideration for the transfer of the Acquired Shares by the Seller to the Purchasers, the Purchasers shall pay the Purchase Price in accordance with the terms of this Agreement. Transfer of the shares and payment thereof shall be in the following manner:

i) Upon execution of this Agreement, the Purchasers shall pay by wire transfer, the sum of US$6,000 ("Good Faith Deposit") to an account to be designated by the Seller.

ii) At the Closing, as defined below, the Purchasers will pay the balance of the Purchase Price of US$54,000 to the Seller, by wire transfer to an account to be designated by the Seller.

2.3. Closing.

Subject to the terms and conditions of this Agreement, the Closing shall take place by wire transfer and overnight mail on or before 5:00 P.M. EST on July 22, 2010 (the "Closing," or the “Closing Date”). At the Closing, Purchasers shall deliver to the Seller, in cash, by wire transfer to an account to be designated by the Seller, the balance of the Purchase Price in the amount of US$54,000, and the Seller will immediately deliver the following to Purchasers:

(a) the certificates representing the Shares transferred hereunder, duly endorsed for transfer to the Purchasers, or accompanied by appropriate stock powers, as follows:

Pure Wind Energy:

21,718,620 shares

 70%

Colierna Investments:

  6,205,320 shares

 20%

Carat Consulting:

  3,102,660 shares

 10%

____________________________

Total & Percentage of Acquired Shares:

31,026,600 shares

100%

=========================

(b) the original of the Certificate of Incorporation and bylaws;

(c) all corporate books and records (including all accounting records and SEC filings to date); and

(d) written resignations of incumbent directors and officers of the Corporation.

SECTION 3. REPRESENTATIONS AND WARRANTIES

3.1. Representations and Warranties of the Seller and the Company. The Seller and the Company hereby make the following representations and warranties to the Purchasers:

3.1.1 The Company is a corporation duly organized and validly existing under the laws of the State of Delaware and has all corporate power necessary to engage in all transactions in which it has been involved, as well as any general business transactions in the future that may be desired by its directors.

3.1.2 The Company is in good standing with the Secretary of State of Delaware.

3.1.3 Prior to or at Closing, all of the Company's outstanding debts and obligations shall be paid off (at no expense or liability to the Purchasers) and the Seller shall provide evidence of such payoff to the Purchasers' reasonable satisfaction. Should the Purchasers discover any obligation of the Company that was not paid prior to the Closing Date, the Seller undertakes to indemnify the Purchasers for any and all such liabilities, whether outstanding or contingent at the time of Closing.

3.1.4 The Company will have no assets or liabilities at the Closing Date.

3.1.5 The Company is not subject to any pending or threatened litigation, claims or lawsuits from any party, and there are no pending or threatened proceedings against the Company by any federal, state or local government, or any department, board, agency or other body thereof.

3.1.6 The Company is not a party to any contract, lease or agreement which would subject it to any performance or business obligations after the Closing.

3.1.7 The Company does not awn any real estate or any interests in real estate.

3.1.8 The Company is not liable for any taxes, including income, real or personal property taxes, to any governmental or state agencies whatsoever. The Company has timely filed all income, real or personal property, sales, use, employment or other governmental tax returns or reports required to be filed by it with any federal, state or other governmental agency and all taxes required to be paid by the Company in respect of such returns have been paid in full. None of such returns are subject to examination by any such taxing authority and the Company has not received notice of any intention to require the Company to file any additional tax returns in any jurisdiction to which it may be subject.

3.1.9 The Company, to the actual knowledge of the Seller, is not in violation of any provision of laws or regulations of federal, state or local government authorities and agencies.

3.1.10 The Seller either is or on the Closing Date will be, the lawful owner of record of the Acquired Shares, and the Seller presently have, and will have at the Closing Date, the power to transfer and deliver the Acquired Shares to the Purchasers in accordance with the terms of this Agreement. The delivery to the Purchasers of certificates evidencing the transfer of the Acquired Shares pursuant to the provisions of this Agreement will transfer to the Purchasers good and marketable title thereto, free and clear of all liens, encumbrances, restrictions and claims of any kind.

3.1.11 There are no authorized shares of the Company other than 250,000,000 common shares and 20,000,000 preferred shares, and there are no issued and outstanding shares of the Company other than 31,340,000 common shares. The Seller at the Closing Date will have full and valid title to the Acquired Shares, and there will be no existing impediment or encumbrance to the sale and transfer of the Acquired Shares to the Purchasers; and on delivery to the Purchasers of the Acquired Shares being sold hereby, all of such Shares shall be free and clear of all liens, encumbrances, charges or assessments of any kind; such Shares will be legally and validly issued and fully paid and non-assessable shares of the Company's common stock; and all such common stock has been issued under duly authorized resolutions of the Board of Directors of the Company.

3.1.12 All issuances of the Company of the shares in their common stock in past transactions have been legally and validly effected, without violation of any preemptive rights, and all of such shares of common stock are fully paid and non-assessable.

3.1.13 There are no outstanding subscriptions, options, warrants, convertible securities or rights or commitments of any nature in regard to the Company's authorized but unissued common stock or any agreements restricting the transfer of outstanding or authorized but unissued common stock. There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company's capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's shareholders.

3.1.14 There are no outstanding judgments, liens or any other security interests filed against the Company or any of its properties.

3.1.15 The Company has no subsidiaries.

3.1.16 The Company has no employment contracts or agreements with any of its officers, directors, or with any consultants; and the Company has no employees or other such parties.

3.1.17 The Company has no insurance or employee benefit plans whatsoever. 3.1.18 The Company is not in default under any contract, or any other document.

3.1.18 The Company has no outstanding powers of attorney and no obligations concerning the performance of the Seller concerning this Agreement.

3.1.19 The execution and delivery of this Agreement, and the subsequent closing thereof, will not result in the breach by the Company or the Seller of (i) any agreement or other instrument to which they are or have been a party or (it) the Company's Certificate of Incorporation or Bylaws.

3.1.20 All financial and other Information which the Company and/or the Seller furnished or will furnish to the Purchasers, including information with regard to the Company and/or the Seller contained in the SEC filings filed by the Company since its inception (i) is true, accurate and complete as of its date and in all material respects except to the extent such information is superseded by information marked as such, (ii) does not omit any material fact, not misleading and (iii) presents fairly the financial condition of the organization as of the date and for the period covered thereby.

3.1.21 The common stock of the Company is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and there are no proceedings pending to revoke or terminate such registration. Since the date of the common stock's registration under the Exchange Act, the Company has filed all reports with the United States Securities and Exchange Commission required to be filed by the Exchange Act, including its Quarterly Report on Form 10-Q for the first and second quarters of 2010, and all such reports were filed timely.

The representations and warranties herein by the Seller shall be true and correct in all material respects on and as of the Closing Date hereof with the same force and effect as though said representations and warranties had been made on and as of the Closing Date,

The representations and warranties made above shall survive the Closing Date and shall expire for all purposes in the date numerically corresponding to the Closing Date in the twelfth month after the Closing Date.

3.2. Covenants of the Seller and the Company.

From the date of this Agreement and until the Closing Date, the Seller and the Company covenant the following:

3.2.1 The Seller will, to the best of their respective abilities, preserve intact the current status of the Company as an issuer registered under Section 12(g) of the 1934 Exchange Act.

3.2.2 The Seller will furnish Purchasers with all corporate records and documents, such as Certificate of Incorporation and Bylaws, minute books, stock books, or any other corporate document or record (including financial and bank documents, books and records) requested by the Purchasers.

3.2.3 The Company will not enter into any contract or business transaction, merger or business combination, or incur any further debts or obligations without the express written consent of the Purchasers.

3.2.4 The Company will not amend or change its Certificate of Incorporation or Bylaws, or issue any further shares or create any other class of shares in the Company without the express written consent of the Purchasers.

3.2.5 The Company will not issue any stock options, warrants or other rights or interests in or to its shares without the express written consent of the Purchasers.

3.2.6 The Seller will not encumber or mortgage any right or interest in their shares of the common stock being sold to the Purchasers hereunder, and also they will not transfer any rights to such shares of the common stock to any third party whatsoever.

3.2.7 The Company will not declare any dividend in cash or stock, or any other benefit

3.2.8 The Company will not institute any bonus, benefit, profit sharing, stock option, pension retirement plan or similar arrangement.

3.2.9 At Closing, the Company and the Seller will obtain and submit to the Purchasers resignations of current officers and directors.

3.2.10 The Seller agrees to indemnify the Purchasers against and to pay any loss, damage, expense or claim or other liability incurred or suffered by the Purchasers by reason of the breach of any covenant or inaccuracy of any warranty or representation contained in this Agreement.

3.3 Representations and Warranties of the Purchasers. The Purchasers hereby makes the following representations and warranties to the Seller:

3.3.1 The Purchasers have the requisite power and authority to enter into and perform this Agreement and to purchase the shares being sold to it hereunder. The execution, delivery and performance of this Agreement by such Purchasers and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action, and no further consent or authorization of such Purchasers are required. This Agreement has been duly authorized, executed and delivered by such Purchasers and constitutes, or shall constitute when executed and delivered, a valid and binding obligation of such Purchasers enforceable against such Purchasers in accordance with the terms thereof.

3.3.2 The Purchasers are, and will be at the time of the execution of this Agreement, an "accredited investor", as such term is defined in Regulation D promulgated by the Commission under the Securities Act of 1933, as amended (the "1933 Act"), is experienced in investments and business matters, has made investments of a speculative nature and has purchased securities of United States publicly-owned companies in the past and, with its representatives, has such knowledge and experience in financial, tax and other business matters as to enable such Purchasers to utilize the information made available by the Company to evaluate the merits and risks of and to make an informed investment decision with respect to the proposed purchase, which represents a speculative investment. The Purchasers have the authority and is duly and legally qualified to purchase and own shares of the Company. The Purchasers are able to bear the risk of such investment for an indefinite period and to afford a complete loss thereof. The information set forth on the signature page hereto regarding the Purchasers is accurate.

3.3.3 On the Closing Date, such Purchasers will purchase the Acquired Shares pursuant to the terms of this Agreement for its own account for investment only and not with a view toward, or for resale in connection with, the public sale or any distribution thereof.

3.3.4 The Purchasers understand and agree that the Acquired Shares have not been registered under the 1933 Act or any applicable state securities laws, by reason of their Issuance in a transaction that does not require registration under the 1933 Act (based in part on the accuracy of the representations and warranties of the Purchasers contained herein), and that such Acquired Shares must be held indefinitely unless a subsequent disposition is registered under the 1933 Act or any applicable state securities laws or is exempt from such registration. In any event, and subject to compliance with applicable securities laws, the Purchasers may enter Into lawful hedging transactions in the course of hedging the position they assume and the Purchasers may also enter into lawful short positions or other derivative transactions relating to the Acquired Shares, or interests in the Acquired Shares, and deliver the Acquired Shares, or interests in the Acquired Shares, to close out their short or other positions or otherwise settle other transactions, or loan or pledge the Acquired Shares, or interests in the Acquired Shares, to third parties who in turn may dispose of these Acquired Shares.

3.3.5 The offer to sell the Acquired Shares was directly communicated to such Purchasers by the Company. At no time were such Purchasers presented with or solicited by any leaflet, newspaper or magazine article, radio or television advertisement, or any other form of general advertising or solicited or invited to attend a promotional meeting otherwise than in connection and concurrently with such communicated offer.

3.3.6 Such Purchasers represents that the foregoing representations and warranties are true and correct as of the date hereof and, unless such Purchasers otherwise notifies the Company prior to the Closing Date shall be true and correct as of the Closing Date.

3.3.7 The foregoing representations and warranties shall survive the Closing Date and for a period of one year thereafter.

Section 4. Miscellaneous

4.1. Expenses.

Each of the Parties shall, bear his own expenses in connection with the transactions contemplated by this Agreement.

4.2. Governing Law.

The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of Delaware applicable to agreements executed and to be wholly performed solely within such state.

4.3. Resignation of Old and Appointment of New Board of Directors and Officers.

The Company and the Seller shall take such corporate action(s) required by Greenrock Ventures' Certificate of Incorporation and/or Bylaws to (a) appoint the below named person(s) to their respective positions, to be effective upon the filing to the SEC and effectiveness of a Schedule 14f-1 Information Statement, and (b) obtain and submit to the Purchasers, together with all required corporate action(s) the resignation of the current board of directors, and any and all corporate officers and check signers as of the Closing Date.

Name	Position
To be determined by the Purchasers	To be determined by the Purchasers.

4.4. Publicity.

Except as otherwise required by law, none of the Parties hereto shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other to the contents and the manner of presentation and publication thereof.

4.5. Notices.

Any notice or other communication required or permitted under this Agreement shall be sufficiently given if delivered in person or sent by facsimile or by overnight registered mail, postage prepaid, addressed as follows:

If to the Seller, to:

William Tay

2000 Hamilton Street, #943

Philadelphia, PA 19130 USA

If to the Company:

Greenrock Ventures, Inc.

2000 Hamilton Street, #943

Philadelphia, PA 19130 USA

If to the Purchasers, to:

a. Pure Wind Energy Investments Limited

Verenikis, 2; Egkomi, P.C. 2413, Nikosia, Cyprus

To the attention of: Georgia Lambrianides, Director, and Androulla Panayi, Director

b. Colierna Investments LTD

Kyriakou Matsi, 37C; P.C. 1085, Nicosia, Cyprus

To the attention of: Panagiotis Georgiou, Director

c. Carat Consulting & Trading Limited

71 Brunswick Street, Edinburgh, Midlothian EH7 5HS

To the attention of: Oleksandr Bieliaiev, attorney

Or such other address or number as shall be furnished in writing by any such Party, and such notice or communication shall, if properly addressed, be deemed to have been given as of the date so delivered or sent by facsimile.

4.6. Parties in Interest.

This Agreement may not be transferred, assigned or pledged by any Party hereto, other than by operation of law. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

4.7. Entire Agreement.

This Agreement and the other documents referred to herein contain the entire understanding of the Parties hereto with respect to the subject matter contained herein. This Agreement shall supersede all prior agreements and understandings between the Parties with respect to the transactions contemplated herein.

4.8. Amendments.

This Agreement may not be amended or modified orally, but only by an agreement in writing signed by the Parties.

4.9. Severability.

In case any provision in this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby.

4.10. Counterparts.

This Agreement may be executed in any number of counterparts, including counterparts transmitted by telecopier, PDF or facsimile transmission, any one of which shall constitute an original of this Agreement. When counterparts of copies have been executed by all parties, they shall have the same effect as if the signatures to each counterpart or copy were upon the same document and copies of such documents shall be deemed valid as originals. The Parties agree that all such signatures may be transferred to a single document upon the request of any Party.

   In Witness Whereof, each of the Parties hereto has caused its/his name to be hereunto subscribed as of the day and year first above written.

Company:

Greenrock Ventures, Inc.

By:	/s/ William Tay
Name: William Tay
Title: Chief Executive Officer

Seller:

By:	/s/ William Tay
Name: William Tay, Individually

Purchasers:

Pure Wind Energy Investments Limited

By:	/s/ Georgia Lambrianides
Name: Georgia Lambrianides
Title: Director

Purchasers:

Colierna Investments LTD

By:	/s/ Panagiotis Georgiou
Name: Panagiotis Georgiou
Title: Director

Purchasers:

Carat Consulting & Trading Limited

By:	/s/ Oleksandr Bieliaiev
Name: Oleksandr Bieliaiev
Title: “Attorney-in-fact” for Carat Consulting & Trading Limited